SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DEJOUR ENERGY INC.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

244866 20 8

(CUSIP Number)

March 9, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this

Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

Cusip No. 244866 20 8

1.	Name of Reporting Persons

	Brownstone Energy Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
			(a) ☐
			(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Ontario, Canada
	5.	Sole Voting Power
Number of
Shares		0
Beneficially	6.	Shared Voting Power
Owned by
Each		3,333,333
Reporting	7.	Sole Dispositive Power
Person
With		0
	8.	Shared Dispositive Power

		3,333,333
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	3,333,333
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

	2.2%
12.	Type of Reporting Person (See Instructions)

	CO

Page 2 of 9 pages

Cusip No. 244866 20 8

1.	Name of Reporting Persons

	Sheldon Inwentash
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
			(a) ☐
			(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Canada
	5.	Sole Voting Power
Number of
Shares		0
Beneficially	6.	Shared Voting Power
Owned by
Each		3,333,333
Reporting	7.	Sole Dispositive Power
Person
With		0
	8.	Shared Dispositive Power

		3,333,333
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	3,333,333
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

	2.2%
12.	Type of Reporting Person (See Instructions)

	IN

Page 3 of 9 pages

Item 1(a). Name of Issuer:

DeJour Energy Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

598-999 Canada Place

Vancouver, B.C. V6C 3E1

Canada

Item 2(a). Name of Person(s) Filing:

Brownstone Energy Inc.

Sheldon Inwentash

Item 2(b). Address of Principal Business Office, or if None, Residence:

The address of the principal business office of Brownstone Energy Inc. is 130 King Street West, Suite 2500, Toronto, Ontario, Canada M5X 2A2.

The address of the principal business office of Sheldon Inwentash is 130 King Street West, Suite 2500, Toronto, Ontario Canada M5X 2A2.

Item 2(c). Citizenship:

Brownstone Energy Inc. is a corporation organized under the laws of Ontario, Canada.

Sheldon Inwentash is a Canadian citizen.

Item 2(d). Title of Class of Securities:

Common Shares, without par value

Item 2(e). CUSIP Number:

244866 20 8

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

Page 4 of 9 pages

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________________.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date of this filing, Brownstone Energy Inc. beneficially owns an aggregate of 3,333,333 Common Shares (the “BE Shares”), consisting of 3,333,333 Common Shares issuable upon the exercise of warrants held by Brownstone Energy Inc.

As of the date hereof, Sheldon Inwentash (“Inwentash”) is deemed to beneficially own an aggregate of 3,333,333 Common Shares. This amount consists of the BE Shares. By virtue of his positions as Chief Executive Officer and Chairman of Brownstone Energy Inc., Inwentash may be deemed to have shared power to vote the BE Shares. Inwentash disclaims beneficial ownership of the BE Shares.

(b)	Percent of class:

The BE Shares represent approximately 2.2% of the Issuer’s Common Shares, based on 148,916,374 issued and outstanding Common Shares of the Issuer as of October 30, 2012.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Brownstone Energy Inc.:	0
Inwentash	0

(ii)	Shared power to vote or to direct the vote:

Brownstone Energy Inc.:	3,333,333
Inwentash	3,333,333

(iii)	Sole power to dispose or to direct the disposition of:

Brownstone Energy Inc.:	0
Inwentash	0

(iv)	Shared power to dispose or to direct the disposition of:

Brownstone Energy Inc.:	3,333,333
Inwentash	3,333,333

Page 5 of 9 pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

See Exhibit 2

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications.

(a)	Not applicable.

(b)	Not applicable.

(c)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2013
(Date)

BROWNSTONE ENERGY INC.

By:	/s/ Richard Patricio
Name:	Richard Patricio
Title:	VP Legal & Corporate Affairs

/s/ Sheldon Inwentash
Sheldon Inwentash

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Page 7 of 9 pages